EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges
Union Pacific Corporation and Subsidiary Companies
(Unaudited)

	Three Months Ended September 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income from continuing operations before cumulative effect of accounting change	$300	$388
Undistributed equity earnings	(14)	(18)

Total earnings	286	370

Income taxes	167	234

Fixed charges:
Interest expense including amortization of debt discount	140	157
Portion of rentals representing an interest factor	40	11

Total fixed charges	180	168

Earnings available for fixed charges	$633	$772

Ratio of earnings to fixed charges	3.5	4.6